ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Board and Senior Executive Incentive Proposals

Reed Elsevier announced today that the Remuneration Committee has determined to make certain modifications to its share option scheme proposals, details of which were set out in a letter to shareholders dated 7 March 2003, following further consultation with a number of institutional shareholders. These modifications are that:

In respect of the proposed Employee Share Option Scheme, in addition to the performance condition on grant, which determines the size of the option pool available for grant, option grants to executive directors will only be exercisable on a further performance condition being met. This condition requires a minimum growth in adjusted earnings per share at constant currencies of 6% per annum compound in the three years from grant, with no re-testing of this condition.

In respect of the proposed Long Term Incentive Scheme, the Committee has confirmed that there will be no concurrent participation in the proposed Long Term Incentive Scheme and the current Long Term Incentive Plan. Participation in the proposed new scheme will terminate a participant’s membership of the current plan. At the end of the first three-year cycle of the proposed scheme, the Committee will consult with shareholders to consider whether, in the circumstances prevailing at that time, it is still appropriate to operate discrete three year performance periods or to change to the more conventional annual grant system.

In respect of the proposed Bonus Investment Plan, awards of matching shares at the end of the three year holding period will be subject to a performance condition. This condition requires a minimum growth in adjusted earnings per share growth at constant currencies of 6% per annum compound over the three year period.

The resolutions to implement the share option scheme proposals are unchanged and are to be considered by the shareholders of Reed Elsevier PLC and Reed Elsevier NV at the Annual General Meetings to be held respectively on 8th and 9th April, 2003.